Exhibit 99.1

News Release 7/2011
August 4, 2011

Baja Mining provides Project Update at Boleo

Vancouver, B.C., August 4, 2011 - Baja Mining Corp. (“Baja” or the “Company”) (TSX: BAJ - OTCQX: BAJFF) is pleased to provide a project update for its 70% owned Boleo copper-cobalt-zinc project (“Boleo”), located near Santa Rosalia, Baja California Sur, Mexico.

The Company has started to receive underground mining equipment in line with September’s scheduled start of underground mining. The new mining equipment includes several electrical transformers, switchgear and power distribution centres, as well as a 2MW diesel generator to allow mining operations prior to establishing the permanent power plant at Boleo.

Personnel vehicles for underground transportation have also arrived and are based on the commercial version of a military-grade All-Terrain-Vehicle (“ATV”). These vehicles offer superior functionality at the Boleo Project due to their rugged design and diesel engine for use underground. Shuttle cars, enabling the transportation of ore between the mining face and fixed belt conveyors to the outside portal, have also arrived and are in the process of being commissioned. Finally, basic portal materials and supplies such as canopies, roof bolts, electrical cables and mine fans are being assembled and staged for the September startup of underground mining.

Mass earthworks at the Boleo processing plant are nearing completion in most areas with concrete work also well underway. Concrete work for the 60 meter diameter high rate thickeners is in progress, along with foundations for acid tanks, leach tanks and milling equipment. Two batch plants are in use, supplying up to 120 cubic meters per hour of concrete in support of the 70,000 cubic metres of concrete required for development of the plant and other infrastructure over the coming months. Deliveries of process equipment for the plant and bulk materials such as piping are arriving daily.

Site preparation for the Company’s tailings dam has begun with the approved dam contractor. Equipment is being mobilized and the mining operations team has started stockpiling raw materials for the dam construction, including gravels, sands and general bulk earth fill.

The Company has now spent its required project equity allowing it to draw the US$50 Million Baja funding loan from the Korean Consortium, which it expects to spend by the end of August. In addition, the Company is scheduled to begin drawing its subordinate debt facility in August, and then the senior debt facilities by no later than October 2011. Debt facilities available to the Company total US$823 Million. “We are now starting to see the development of this world-class mining operation come into play, with on-site construction on target and underground mining scheduled to start in September,” said Baja’s President and CEO, John Greenslade. “This will be an important step to maintain our target of first copper production at Boleo in 2013.”

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News Release 7/2011
August 4, 2011

The Company will continue to provide project updates, with updated pictures of construction and special events regularly posted on its website.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact John Greenslade, President, at: 1 604 685 2323.

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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